EXHIBIT 99.1
Telenor Seeks Injunction to Protect its Pre-emptive Rights in the Wind Telecom Transaction
(Fornebu, Norway — 7 February 2011) Telenor has petitioned the Commercial Court in London, England for interim injunctive relief in support of Telenor’s arbitration action against VimpelCom Ltd., Altimo Holdings & Investments Ltd. and Altimo Cooperatief U.A. Telenor commenced its arbitration on 28 January to protect its pre-emptive rights in the context of VimpelCom’s proposed acquisition of Wind Telecom S.p.A.
Telenor is seeking an injunction that will require VimpelCom to issue to Telenor its pre-emptive rights shares at the same time that VimpelCom issues shares to the Wind Telecom shareholders if the proposed Wind Telecom acquisition is completed. Telenor has proposed that its shares be placed in escrow until the arbitration tribunal has reached a decision, on the condition that Telenor will pay the full purchase price for its shares to the escrow agent when the shares are issued. The shares will remain in escrow until the arbitration tribunal has determined whether Telenor is entitled to receive its pre-emptive rights shares.
If the arbitration tribunal agrees with Telenor that the Wind Telecom transaction is not a related M&A transaction, then the shares will be released to Telenor and the purchase price released to VimpelCom. Should the tribunal decide that the transaction is a related M&A transaction, the shares will be returned to VimpelCom for cancellation and the purchase price returned to Telenor.
“Telenor believes this proposal is a fair and equitable solution that will preserve the status quo while the arbitration is ongoing and ensure that no party will be unfairly disadvantaged if the Wind Telecom acquisition is completed as presently proposed,” said Telenor spokesman Dag Melgaard.
Contact:
Dag Melgaard, Communication Manager, Telenor Group Communications
tel: +47 901 92 000
e-mail: dag.melgaard@telenor.com